CHILCO RIVER HOLDINGS INC.
355 Lemon Avenue, Suite C
Walnut, CA 91789

June 1, 2006

Via:   Facsimile and EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:   Mr. Scott Anderegg

Re:	Request for Acceleration - Chilco River Holdings Amendment No. 3 to Registration Statement on Form SB-2 (SEC File No. 333-131949)

Ladies and Gentlemen:

        On behalf of Chilco River Holding Inc., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Amendment No. 3 to Registration Statement on Form SB-2, and to permit said Amended Registration Statement to become effective at 5:00 p.m. on June 5, 2006, or as soon thereafter as practicable.

        Chilco River Holdings hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact the undersigned with any questions with respect to this request.

Very truly yours, CHILCO RIVER HOLDINGS INC. /s/ Tom Liu Tom Liu Chief Executive Officer